Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

June 26, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Attention: Maryse Mills-Apenteng and Barbara C. Jacobs

Re:

Global Entertainment Holdings/Equities, Inc.

Preliminary Schedule 14A Filed on April 13,2006

File No. 0-27637

Dear Ms. Mills-Apenteng:

On behalf of Global Entertainment Holdings/Equities, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 4, 2006. The responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended information statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff. Furthermore, the Company notes that the proposal to dispose of substantially all of the Company’s assets has been revised substantially. Subsequent to the filing of the preliminary proxy statement, the Company was approached by its sole customer to acquire substantially all of the assets that the Company had initially proposed to sell to certain of its affiliates. The Company terminated the asset purchase agreement with the affiliates and executed a new agreement with the unaffiliated customer. The Company and the customer negotiated the terms of the asset sale disclosed under the amended proxy statement on an arms length basis. As such, the Company believes that comments raised by the staff relating to fairness and conflict of interest have been eliminated. Pursuant to the terms of the new asset purchase agreement, the sale of assets is not contingent on the completion of the share exchange with Bayshore Media Group, Inc. The sale of assets to the customer will take place regardless of the completion of the share exchange. The amended proxy statement contains an amended fairness opinion, which opines to the fairness of the new asset purchase agreement and share exchange.

Securities and Exchange Commission
June 26, 2006

Schedule 14A

General

Comment 1.

Please refer to Question 6 in Section H of the fourth interim supplement to the publicly available telephone interpretations of the Division of Corporation Finance (July 2001) for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that in addition to the pro forma information for the sale of assets and the audited financial information for the company, which you have provided, you must provide as well unaudited financial statements for the business being sold for the last two fiscal years and interim periods. In addition, you must provide pro forma financial information that complies with the requirements of Article 11 of Regulation S-X. Specifically, ensure that your disclosure conforms to the form and content as prescribed by Article 11-02(b) and note that the pro forma income statement must be provided for the same periods covered by the historical financial statements. Please revise accordingly.

The Company has reviewed Question 6 in Section H of the fourth interim supplement to the publicly available telephone interpretations of the Division of Corporation Finance (July 2001) and believes that the proxy statement as originally filed contains the proper financial statements and pro forma information. Question 6 in Section H of the fourth interim supplement requires financial information in connection with the disposition of a significant business. The disposition proposed by the Company is for the sale of all of the Company’s assets (the entire business) in connection with a reverse merger. Unaudited financial statements and pro forma of the business comprising all of the Company’s assets for the last two fiscal years and interim periods would not provide meaningful information to the Company’s shareholders, as (1) such information would be substantially the same as the Company’s audited financial statements for the last two fiscal years and interim periods previously filed with the Securities and Exchange Commission and already contained within the proxy statement; and (2) the surviving business of the Company will be the operations of Bayshore Media Group.

Comment 2.

Please revise the presentation to include in the proxy statement the historical financial information presented in Appendix F and the unaudited financial statements for the business being sold per our comment above. Because the financial statements are material to investors’ understanding of the proposed transaction, they should form part of the proxy statement.

The historical financial information for the Company has been included within the text to the proxy commencing on page 49. As indicated under the response above, unaudited financial statements for the business comprised of the sale of all of the assets of the Company has not been provided on a pro forma basis, as such information is materially the same as the Company’s historical financial information.

Comment 3.

Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is “qualified in its entirety” to the more detailed information contained in the proxy statement and in the attached appendices. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. It is inappropriate to disclose that the summary of the Asset Purchase Agreement referenced on page 18 or of the Share Exchange referenced on page 19 “is not a complete statement” or “does not purport to be” a complete statement of the agreement terms. The same is true regarding the summary of the fairness opinion beginning on page 28, the tax consequences described on page 35 and of dissenters’ rights on page 62. Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy material.

The proxy has been revised throughout to remove disclaimers and to clarify that the disclosure within the proxy is complete.

Securities and Exchange Commission

June 26, 2006

Majority Ownership of Certain Beneficial Owners and Management, page iii

Comment 4.

The information on pages iii and iv appear to be redundant with the information on pages 16 and 17. As such, please delete the duplicative information from pages iii and iv.

The proxy statement has been revised to delete the redundant information contained on pages iii and iv.

Summary Term Sheet, page 1

Comment 5.

Please revise the summary term sheet to include an appropriately titled subheading that addresses what the impact of the transaction on current shareholders of Global Entertainment will be. Among the matters to be concisely addressed include the facts that current Global Entertainment shareholders will no longer have an ownership interest in the entertainment software development business, will not receive any stock or consideration in connection with the proposed transactions and their share ownership in the new business will be reduced from 38.8% ownership of the business to a 1.5% ownership interest.

The summary term sheet has been revised on page 4 to include an appropriately titled subheading and address the impact of the transactions on current shareholders of the Company.

Comment 6.

Under the subheading Exchange and Capitalization, please include where you state the number of shares to be issued to Bayshore shareholders that this number represents 98.2% of the company.

The text under the subheading “Exchange and Capitalization” has been revised to include a statement that the number of shares issued to Bayshore shareholders represents 98.5% of the Company.

Comment 7.

Disclose that Bayshore has had no revenues and earnings for the last two fiscal years and has incurred cumulative losses of over $700,000 and, according to the fairness opinion, requires a $30 million capital injection to realize its business plan, which, if such capital injection did not occur, would be detrimental to nonaffiliated shareholders.

The summary term sheet has been revised to disclose that Bayshore has had no revenue and earnings for the last two fiscal years and has incurred cumulative losses of over $900,000 as of March 31, 2006 and, according to its business plan, requires a $30,000,000 capital injection to realize its business plan, which if such capital injection did not occur, would be detrimental to non-affiliated shareholders.

Comment 8.

We note in the discussion under “Dissenters’ Rights” your mention of the removal of shareholder preemptive rights. Please explain in better detail, with an appropriate heading or subheading to highlight this issue, any plans to remove any existing shareholder preemptive rights.

References to preemptive rights have been deleted. There are no plans effecting, changing or creating shareholder preemptive rights.

Questions and Answers, page 4

“How was the fairness of the share exchange and sale of assets determined by the Global Entertainment Board of Directors?”

Comment 9.

Please revise the last sentence in this paragraph to clarify how the board used the fairness opinion. As drafted, it is unclear what the board concluded after reviewing the opinion.

Securities and Exchange Commission

June 26, 2006

The last sentence in the paragraph on page 6 has been revised to clarify how the Company’s board of directors use the fairness opinion.

Proposal I: Sale of Assets, page 18

General

Comment 10.

Your discussion of Proposal 1 requires significant revision. The disclosure in this section is devoted largely to a discussion of the terms of the share exchange and provides investors with little information regarding how the terms of the asset sale were negotiated and agreed upon. Please revise this section to describe more fully the background to the asset sale and how it was determined to sell the historical business to members of management and their affiliates. In your discussion, please explain the statement on page 20 that, “Having determined that it no longer has a ready means by which to fund future growth central to its business plan, the board of directors has determined that it is in Global Entertainment’s best interests to dispose of all or substantially all of Global Entertainment’s current operations.” Explain why the failure to fund future growth supports a sale of all the company’s current operations, rather than supporting a decision to merely engage in the share exchange.

The discussion under Proposal 1 “Background and Reasons for Sale of Assets” has been incorporated on page 21 to more fully describe the background of the asset sale. In addition, the reference to the failure to fund future growth has been deleted.

Comment 11.

In revising this section, please include a materially complete discussion of the negotiation of the terms of the sale agreement. For example, when and how was the sale of substantially all of Global Entertainment’s assets to members of current management first raised and by whom? What were the initial terms proposed and who proposed them? Discuss in relevant detail the significant proposals and counter-proposals made by the selling and purchasing parties. For example, explain how the purchase price and payment terms varied between the proposals and describe the basis on which each set of terms was selected. Your discussion of the transaction should compare the terms of the initial agreement entered into and clarify how the terms of the current agreement vary from the initial terms. See Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A. Similar to the comment above, please be sure to provide disclosure regarding the asset sale that is separate and distinct from the discussion relating to the share exchange.

The disclosure under Proposal 1 “Background and Reasons for Sale of Assets” has been added to include a materially complete discussion of the negotiation of the terms of the sale of assets agreement. See page 21.

Comment 12.

What was the extent of the participation of management members of the group of 13 in the negotiations of the share exchange in light of the concurrent asset sale? In light of the apparent conflict of interest of senior management, were any specific measures taken? For example, did any members of management recuse themselves at any point from the negotiations relating to the reverse merger? Please advise.

The share exchange was negotiated by the Company’s board of directors. In lieu of the new asset purchase and non-affiliated purchaser, the Company believes the “conflict of interest” has been eliminated.

Comment 13.

Expand the discussion regarding the reasons for the asset sale to clarify in a concise and understandable manner why the sale is taking place at this time rather than at some other time in the company’s existence. It appears that you address the reasons for the asset sale in part in your discussion of the reasons for the merger and share exchange on page 5.

Securities and Exchange Commission

June 26, 2006

A discussion regarding the reasons for the asset sale has been revised to clarify why the sale is taking place at this time rather than at some other time in the Company’s existence. This discussion appears under “Background and Reasons for Sale of Assets”.

Comment 14.

Expand the discussion under the “Asset Purchase Agreement” subsection on page 18 to disclose that the purchasers will pay approximately 61% of Global Entertainment’s outstanding common stock and will receive 100% of the company’s business. Please discuss the value of any other consideration to be received in the asset sale, and the basis of any such valuation. In that regard, we note your discussion in the second full paragraph on page 32.

The asset purchase transaction has changed. This comment is no longer relevant.

Comment 15.

Please expand the discussion under the “Interests of Certain Entities” subsection on page 19 to disclose that the 13 persons named therein, in addition to being shareholders of the company, will be the recipients of the sale of the assets, which is the subject of this Proposal One. Provide the same disclosure in your Q&A on page 9 regarding the interests of the affiliates of Global Entertainment and Bayshore.

The asset purchase transaction has changed. This comment is no longer relevant.

Share Exchange Agreement, page 20

Comment 16.

Please revise the discussion of representations and warranties by the parties to remove the list of representations, warranties and covenants made by the parties on pages 21-22. Include instead specific reference to any non-customary terms and a brief reference to the customary representations. Highlighting company-specific and non-customary terms while defining the parameters of the agreement will prove more useful to shareholders than merely reciting all of the terms of the agreement.

The discussion of representations and warranties by the parties appearing on page 29 has been revised to remove generic and customary terms.

Fairness Opinion, page 28

Comment 17.

Please explain who the “IGW Group” is.

The asset purchase transaction has changed. This comment is no longer relevant.

Comment 18.

 Please disclose whether you received an opinion as to the fairness of the asset sale transaction, separate and apart from an opinion as to the fairness of the reverse merger transaction. If so, please discuss this fairness opinion separately. If not, please discuss management’s decision to enter into the asset sale and management’s determinations as to the fairness of the 4,624,953 shares of common stock and the options to be relinquished as consideration for the sale of substantially all the assets of the company. In your discussion, explain why you used a valuation of approximately $0.20 per share to value the reverse merger (see page 31), and then used a valuation of approximately $0.40 per share to value the consideration to be received in the asset sale (see page 32).

The asset purchase transaction has changed. This comment is no longer relevant.

Comment  19.

We note your brief discussion in the second full paragraph on page 32 regarding the valuation of the total consideration to be received in the asset sale. As indicated in the comment above, please provide a basis for your use of the $0.40 per share value of the common stock. Please also provide a basis for the $0.10 per share value of the options to be

Securities and Exchange Commission

June 26, 2006

relinquished. Finally, as the Asset Sale Agreement does not mention the employment agreements, please explain why these amounts have been added to the approximate “total consideration,” and explain how these amounts were derived. For example, explain the company’s obligations to Messrs. Bryan and Snyder under their employment agreements, and why $120,000 and $30,000 would be owed to these persons, respectively.

The consideration under the new asset purchase agreement consists of cash and forgiveness of certain liabilities. Employment agreements and options are no longer a basis for determining the valuation.

Comment 20.

We note that in arriving at its fairness opinion, Stenton Leigh relied upon the Independent Fair Value Report prepared on November 14, 2005 on Bayshore by Evans & Evans, Inc. and the independent valuation of the common shares of Global Entertainment at August 31, 2005, issued on September 16, 2005 by Trugman Valuation Associates, Inc. Please provide a discussion of the Evans and Trugman valuations. Discuss the qualification of these entities the analyses they undertook, and the bases for their conclusions regarding the valuation of the company.

Enclosed herein please find the reports for Staff review.

Comment 21.

Please identify the companies used in the comparable company analysis. Tell us whether any additional companies fit within the criteria used to identify the “comparable companies” but were not analyzed, and if so, why not. Explain in better detail how the enterprise value range and equity value range for each of Global Entertainment and Bayshore were derived from the selected multiple ranges of the comparable companies.

The companies used in the comparative analysis of Global Entertainment in the interactive gaming sector are Angelciti Entertainment, Inc. (AGCI.OB), Conspiracy Entertainment Holdings, Inc. (CPYE.OB) and Cryptologic, Inc. (CRYP.OB). Additional companies such as GTech Holdings Corp. (GTK) and Interactive Systems Worldwide, Inc. (ISWI) were identified, but these companies were eliminated from the comparison due to the difference of market segment served and technologies employed. As an example, GTech Holdings offers online lottery transaction processing, rather than online gaming. Interactive Systems provides a platform for wagering on sporting events, which can be accessed via the Internet, but also from mobile phones and betting shops.

The valuation multiples reviewed in the analysis are the ratio of Enterprise Value (EV) to Revenue, the ratio of EV to Earnings Before Interest and Taxes (EBIT), and the ratio of EV to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The multiple of EV to Revenue had a range of 1.332 times Revenue to 8.488 times revenue. The mean is 3.904 times revenue, and the median is 1.893 times revenue. Due to the lower profile and market position of Global Entertainment as compared to the guideline companies, a ratio of 1.00 times revenue was selected as appropriate for the valuation of Global Entertainment. The multiple of EV to EBIT had a range of negative 1.475 times EBIT to a positive 7.325 times EBIT. The mean is 1.618 times EBIT and the median is negative 0.995 times EBIT. Two of the comparable companies had experienced operating losses during the latest twelve-month (LTM) period. Global Entertainment had positive EBIT during the LTM period. For this reason, a ratio of 2.00 times EBIT, or slightly more than the mean was selected as appropriate for the valuation of Global Entertainment. The multiple of EV to EBITDA had a range of negative 1.587 times EBITDA to a positive 9.959 times EBITDA. The mean is 2.457 times EBITDA and the median is negative 1.000 times EBITDA. Again, two of the companies had negative EBITDA during the LTM period. A ratio of 1.000 times EBITDA was selected as appropriate for the valuation of Global Entertainment. As only one of the comparable companies had positive EBIT and EBITDA, greater emphasis has been placed on the ratio of EV to Revenue. A weighting of 0.50 was used for the ratio of EV to Revenue, while a weighting of 0.25 was used for the ratio of EV to EBIT and 0.25 for the ratio of EV to EBITDA. The resulting value of Global Entertainment is $1,491,449, which was rounded up to $1,500,000.

The companies used in the comparable analysis of Bayshore Media are Access Integrated Technologies, Inc. (AIX), Dreamworks Animation SKG, Inc. (DWA), Genius Products, Inc. (GNPI.OB), Image Entertainment,

Securities and Exchange Commission

June 26, 2006

Inc. (DISK), and Lions Gate Entertainment, Inc. (LGF). Other companies with lesser degrees of comparability were reviewed but discarded.

The valuation multiples reviewed in the analysis are the ratio of Enterprise Value (EV) to Revenue, the ratio of EV to Earnings Before Interest and Taxes (EBIT), and the ratio of EV to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The multiple of EV to Revenue had a range of 0.766 times Revenue to 10.152 times revenue. The mean is 3.526 times revenue, and the median is 1.468 times revenue. As Bayshore had not generated revenues in the past, these multiples are being applied to the projected revenues to determine the value of Global Entertainment following the acquisition of the Bayshore films. Due to the fact that no previous revenues had been generated, the lowest revenue multiple of 0.766 times revenue was selected as appropriate for the valuation. The multiple of EV to EBIT had a range of negative 12.531 times EBIT to a positive 87.169 times EBIT. The mean is 23.739 times EBIT and the median is 3.305 times EBIT. Two of the comparable companies had experienced operating losses during the latest twelve-month (LTM) period. Bayshore has had no revenues or earnings in the past, so the multiples will be applied to the projected EBIT of the subject company. A multiple of 2.000 times EBIT was considered appropriate for the ratio of EV to EBIT, which is below the median for the comparable companies. The multiple of EV to EBITDA had a range of negative 20.304 times EBITDA to a positive 71.915 times EBITDA. The mean is 13.418 times EBITDA and the median is 3.223 times EBITDA. Again, two of the companies had negative EBITDA during the LTM period. A ratio of 1.000 times EBITDA was selected as appropriate for the valuation of the subject company. Due to the wide range of multiples for EV to EBIT and EV to EBITDA, greater emphasis has been placed on the ratio of EV to Revenue. A weighting of 0.50 was used for the ratio of EV to Revenue, while a weighting of 0.25 was used for the ratio of EV to EBIT and 0.25 for the ratio of EV to EBITDA. The resulting value of the subject company following the acquisition of the Bayshore films is $52,952,511, which was rounded up to $53,000,000.

Comment 22.

Please state the results of each analysis undertaken with regard to whether the present transaction is considered favorably or unfavorably under the analysis. For instance, what is the conclusion of Stenton Leigh under the Bayshore Comparable Company Analysis?

The sale of the existing Global Entertainment business to VIP Management Services has been analyzed and concluded to be fair from a financial point of view to the existing shareholders of Global Entertainment. The sale price of $4,900,000 exceeds the book value of the total assets of $2,358,050 as of December 31, 2005. Not all of these assets are included in the sale to VIP Management Services. The sale price also exceeds the value of 100% of the outstanding stock at the recent high of $0.50 per share, or approximately $3,750,000. There will be a one-time cash distribution to the existing Global Entertainment shareholders in an estimated amount of  In addition, the existing Global Entertainment shareholders will retain ownership of 1.5% of the reorganized company, which provides an additional benefit of over $800,000 to the existing Global Entertainment shareholders. The valuation performed by Trugman and Stenton Leigh indicated a value for Global Entertainment in the range of $1.5 million to $1.6 million. The total benefits of the transaction to the existing shareholders amount to approximately $5,700,000, or nearly four times the amount indicated in the two valuation reports.

The proposed transaction between Global Entertainment and Bayshore has been analyzed and concluded to be fair from a financial point of view to the existing shareholders of Global Entertainment. The per share value following the transaction will be between $0.268 per share and $$0.308 per share, which is within or above the recent historical trading range for Global Entertainment stock, and the shareholders will have an opportunity to participate in the future profit potential of the Bayshore films.

Amendment to Articles of Incorporation to Increase Authorized Shares of Common Stock

Comment 23.

Please disclose here information regarding your existing capital structure. The information should be presented in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. Provide a separate table that shows the effect of the asset sale in the event it is approved by shareholders and consummated.

Securities and Exchange Commission

June 26, 2006

The disclosure under Proposal 2 has been revised to include information regarding the Company’s existing and proposed capital structure.

Comment 24.

Please revise the statement, “Global Entertainment and Bayshore currently have no plans to issue additional shares of common stock (except as provided herein)” to specifically disclose that you have plans to issue 191,922,442, or approximately 98% of the Global Entertainment common stock outstanding.

The disclosure under Proposal 2 has been revised to specifically disclose that the Company plans to issue 191,922,422 shares of common stock, approximately 98% of the Company’s common stock outstanding to the shareholders of Bayshore.

Comment 25.

Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. For example, what other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

The disclosure under Proposal 2 has been revised to discuss the possible anti-takeover effects of the increase in authorized shares.

We note the Staff’s closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.

GLOBAL ENTERTAINMENT HOLDINGS/EQUITIES, INC.

703 WATERFORD WAY, SUITE 690

MIAMI, FLORIDA 33126

June 26, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Dear Staff:

In connection with the Company’s responses to the May 4, 2006 comment letter provided by the staff of the United States Securities and Exchange Commission, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Bryan Abboud

Chief Executive Officer